Filed by Hewitt Associates, Inc.

pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Hewitt Associates, Inc.

Commission File No.: 001-31351

Associate Questions & Answers

General

Q.	Why are we combining with Aon Corporation?

A.	Joining with Aon allows us to deliver even more value to stockholders, clients, and associates. We’ll have a strong global organization and offer an even broader spectrum of consulting and outsourcing services to our clients looking to address an increasingly complex set of challenges. With $4.3B in annual revenues, the combined Aon Hewitt will be the leader in our industry, and part of a larger $10.7B business. Each of our organizations brings a variety of both unique and complementary solutions and capabilities that, combined, will bring more resources, more talent, more investment, and broader global reach to our clients. The combination will create new and broader career development opportunities for many associates in both organizations.

Q.	Who is Aon? What do they do?

A.	Aon is the leading global provider of risk management, insurance and reinsurance brokerage services and has a growing presence in human capital consulting and outsourcing. Their 36,000 associates generate $7.7B in revenue working from 500 offices in 120 countries. While you may know Aon primarily as an insurance broker, under the direction of their President and CEO, Greg Case, the company has been reshaping its business over the past five years to focus on two global business lines: Risk and Human Capital. They restructured their portfolio—divesting their insurance underwriting businesses, implementing a “lean” initiative to simplify their cost structure and completing a number of strategic acquisitions. In its Human Capital business, Aon is driving growth through several key initiatives: strengthening its Health and Welfare business, building its investment consulting capabilities, increasing its presence in emerging economies, and rolling out new tools and messages to better promote their full portfolio of solutions. Longer term, Aon sees opportunities to offer their brokerage solutions to our clients and they believe their brokerage clients will be receptive to many of our solutions as well.

Q.	Why does Aon want to buy Hewitt?

A.	Aon’s vision is to create the preeminent global professional services firm focused on risk and human capital advice and solutions. Hewitt will play a major role in achieving this vision. Together, we will create the leading global brand in human capital and risk. The combination:

•	Creates the leading global brand in human capital and risk.

•	Creates a more balanced business for Aon, a 60/40 split across risk and human capital.

•	Will offer a diversified and complementary client portfolio covering both large corporate and mid-market clients.

•	Enables an expanded ability to provide clients with additional products and services to meet the full spectrum of risk and human capital needs.

•	Will create an impressive, collective global footprint to fuel growth.

•	Will have the strongest team of professionals in the human capital industry—able to provide the full spectrum of support for our clients for their most complex human capital challenges.

•	Will continue to improve the efficiency of the support functions and leverage the best approaches across the entire organization.

•	Will continue to have the financial resources to fund innovation and future growth.

•	Brings together two organizations that share similar goals and values around client focus, people, innovation, excellence, teamwork and integrity that will help with the integration of our businesses.

•	Provides everything Aon needs to be one of the best known business brands in the world.

The new Aon Hewitt will now surpass both Mercer and Towers Watson on the consulting side in size and greatly improve our ability to compete internationally:

•	Aon Hewitt $4.3 B

•	Mercer $3.3B

•	TW $3.1B

Bottom line, this combination will move Aon into a premier position in all of its business lines - #1 in risk services, #1 in reinsurance, and following the closing of the transaction, #1 in HR consulting and outsourcing services.

Q.	Who will run the business once we move to Aon?

A.	Russ will lead the business, serving as chairman and chief executive officer of Aon Hewitt. And in the spirit of the partnership we are forming, Aon will invite two of our Board members to join the Aon Board.

Q.	Will Hewitt’s leadership team remain in place?

A.	The success of both of our companies has been largely due to our people. We expect that the new Aon Hewitt management team will be composed of leaders from both organizations.

A.	We don’t have the specifics on that today, but we are fully committed to working through a thoughtful and efficient process to name the leadership team.

Q.	Will we keep the Hewitt name?

A.	Preserving the Hewitt name and reputation is a priority for both companies. After receiving all regulatory and stockholder approvals, and after closing the transaction, the new business segment will be named Aon Hewitt.

Q.	Aon doesn’t have all the same service lines we offer. Do we plan to shut down any lines of business?

A.	Aon is excited about the products and services Hewitt offers and they have big plans for growth. There are no plans to shut down any business lines at this time. We are putting these companies together to bring the best of our collective solutions to our clients. The companies are highly complementary with little overlap, which is the beauty of this combination.

Q.	When will the transaction close?

A.	We expect to close the transaction in November. We need to file a joint proxy statement/prospectus and we must receive approvals from regulators and stockholders before the merger can be completed.

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About Aon

Q.	Is Aon a publicly traded company?

A.	Yes. Aon went public in 1987 as “Aon,” a Gaelic word meaning “Oneness.” The company is listed on the New York Stock Exchange as AON.

Q.	Where are they located?

A.	Aon is headquartered in Chicago, Illinois, and has more than 500 offices in 120 countries.

Q.	What were their revenues in 2009?

A.	Aon reported revenues of more than $7.7 billion in 2009.

Q.	When is Aon’s fiscal year?

A.	Aon’s fiscal year coincides with the calendar year. Its next fiscal year will begin on January 1, 2011.

Q.	Who leads Aon?

A.	Aon is run by President and Chief Executive Officer, Greg Case. Greg Case has nearly two decades of experience in the insurance and financial services industries. Before joining Aon, he served on the governing Shareholders’ Committee at McKinsey & Company, and led their Global Insurance and Financial Services Practice. Prior to McKinsey, he worked for the investment banking firm of Piper, Jaffray and Hopwood and at the Federal Reserve Bank. He also currently serves as a Director of Discover Financial Services.

Q.	What if I am asked to comment on the merger by a member of the media or analyst community?

A.	Hewitt associates should not, under any circumstances, make comments to any members of the media or industry/financial analysts. Please direct any U.S. media inquiries to Maurissa Kanter, at 847-442-0952, and European media inquiries to Colin Mayes, at +44 0 1372 733 689. All financial or investor inquiries should be directed to Sean McHugh, at 847-442-4176. Additional questions should be directed to the Hewitt Leadership Mailbox.

About Me

My Job

Q.	How will this affect my job?

A.	There are no immediate changes. We are continuing to serve our clients today just like we did yesterday.

It’s important to remember that the focus of this acquisition is on accelerating top-line growth. The retention and engagement of our entire team is critical to delivering on our client commitments, transitioning well and setting ourselves up for ongoing success. Ultimately, this will create new and broader career development opportunities for many associates.

We understand that combining two organizations always creates uncertainty. While we don’t have the answers today, we have already started to map our capabilities and resources. We are fully committed to working through a structured and rapid process to name the new leadership team and our go-to-market plan by practice and geography.

As you would expect with a combination of this size, we will have a plan to eliminate redundant costs from both organizations. These efforts will be focused in areas where there is overlap or further economies to be realized, such as real estate, supplier savings, technology, corporate services functions, and the significant costs of running a public company. We have formed a joint team responsible for the transition planning. It is inevitable that there will be some job loss, but we will handle these situations with fairness and respect for those associates.

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Q.	What should I do differently now?

A.	Nothing. You should keep doing what you are doing. Your number one priority should be to deliver excellent client service and continue with our efforts to improve the business and sell new work.

My Pay and Benefits

Q.	Will my pay and benefits change?

A.	We do not expect any near-term changes to Hewitt benefits or compensation during the transition period. After the deal closes, we will share more about any changes to benefits.

Q.	Will my pay change?

A.	Your pay will remain the same during the transition period.

Q.	What will happen to my FY10 annual bonus?

A.	We expect that the transaction will close after Hewitt’s fiscal year and bonus measurement period has ended (September 30, 2010). Therefore, all current performance and bonus plans will remain in effect and performance against defined metrics and goals will be used to determine payouts for the current fiscal year. Aon is committed to providing a competitive compensation and benefits package for its associates.

Transition

Q.	Will Hewitt be able to sign deals and make commitments in the interim period?

A.	We are a stand-alone company until the deal closes and Russ and the executive team continue to have the authority to commit the organization, subject to the terms of the merger agreement. Aon will honor all commitments we have made and will make. There is no change in process or delegation of authority until the deal closes, at which time we will communicate the new governance.

Q.	Should I be doing anything differently now that we will be part of a different organization?

A.	No. Aon and Hewitt must continue to operate independently until the deal closes, which is expected to occur in November. Your top priority should remain to deliver excellent service to our clients. We are still operating according to our fiscal year plan.

Q.	How will we integrate the two organizations?

A.	Following the close of the transaction, we intend to combine our business with Aon’s existing operations and run the business globally under the Aon Hewitt brand. We don’t have further specifics now, but we are establishing an integration planning process made up of members of both organizations that will begin working on how we can best use each other’s strengths and bring our two companies together. Given the complementary nature of our companies and the talented teams at Aon and Hewitt, we anticipate a smooth integration of our two companies.

Q.	What happens next?

A.	During this period between signing and closing, we have appointed a transition team led by Greg Besio (chief administration officer, Aon), Kathryn Hayley (co-chief executive officer, Aon Consulting), Kristi Savacool, Jim Konieczny, and Yvan Legris. This team will begin to work through the many decisions we need to make to smoothly integrate the business on all levels: for example, people, culture, technology, solutions, real estate, sales & account management, marketing, finance, etc.

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We are launching a special integration portal later this week to make it easier for you to keep up to date on the progress of the acquisition. You’ll also be able to submit your questions there and we will post updates regularly.

We know this is a big change and a lot to absorb. Nothing is happening immediately, so you will have some time to learn more and understand how this will affect you and your team. In the meantime, our clients are still counting on us to deliver the same great work, and it is critical that we exceed their expectations.

Clients

Q.	How are we telling our clients?

A.	Executive Sponsors, Account Executives, Sales Executives, and Lead Consultants are being briefed on the news and will contact clients immediately. In addition, Russ sent an e-mail to thousands of client contacts when the press release was issued. We have a complex and robust client outreach plan.

Q.	I’m not an Account Executive, but I talk to my client contact every day. What should I say to him/her?

A.	Talk to your Account Executive or, if there is no Account Executive, to the lead consultant first. It may make sense for you to inform your client contact, but the Account Executive (or lead consultant) has the lead in determining the appropriate outreach.

Q.	What if my client contact asks me about the news? What should I say?

A.	Since this news is very new to you as well, use a response like the following:

“I am learning about this at the same time that you are, but we are excited about the potential for our combination with Aon and the opportunities it brings for our clients. What I can tell you is that you will not experience any change in service as a result of this announcement. You will continue to have the same team delivering for you today that you did last week. We will continue to keep you informed of any developments, but until that time, it is business as usual.”

Q.	What’s in this for clients?

A.	We’re looking at this in terms of how we ensure we can meet clients’ needs for the long term. Aon offers us access to capital, scale, global markets, and relationships that enhance our ability to serve clients in the future. We now have more resources we can deploy to serve our clients very well and extend our leadership as the preeminent HR services firm.

Q.	My client does business with both Aon and Hewitt. Does this announcement change the way we should work with them?

A.	No. Until the transaction is closed, Aon and Hewitt will continue to operate as two separate businesses, and clients will be serviced in the same manner as in the past, with no changes to client teams. After the transaction is closed, we intend to maintain client team structures but integrate the distinctive benefits that Aon and Hewitt deliver to clients.

The Businesses

Benefits Outsourcing

Q.	How big is Aon’s Benefits Outsourcing business?

A.	Aon serves 1,025 clients and administers benefits for 3.5 million participants.

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Q.	What markets do they serve for Benefits Outsourcing?

A.	Aon focuses primarily on what we would call the middle market, usually targeting companies with an average employee base of 5,000 employees. They do not have an offer that competes with our Large Market offer.

They have Benefits Outsourcing operations in both North America and Europe.

Q.	Will we migrate any of our clients to their platforms? Or vice versa?

A.	We do not have any plans to convert clients to other platforms. Our TBA platform is one-of-a-kind in the industry, and provides the scale and flexibility Aon was seeking to expand their offer. In the middle market, our CBA, DBCalc, FS5, and Enterprise platforms are proven and resonating well in the market. In Europe, we already are underway with some conversions to aquila, our new platform. This is the same platform Aon already uses.

HR BPO

Q.	Does Aon have an HR BPO business today?

A.	No. They are excited about bringing this added capability to their offer.

Q.	Do they plan to keep Hewitt’s HR BPO business?

A.	Aon is very excited about the HR BPO business and the growth prospects it brings to the combined organization.

Q.	I heard we’re close to signing some new HR BPO deals. Does this impact those wins at all?

A.	It shouldn’t. We will reach out to our prospects just as we will our existing clients so they understand what this potential change does and doesn’t mean for them.

Consulting

Q.	How big is Aon’s Consulting business?

A.	Aon Consulting serves more than 10,000 clients (this includes their small outsourcing business) and has approximately $1.3B in revenue. The combination will double the size of our consulting operation immediately.

Q.	What markets do they serve?

A.	Aon has traditionally served mid-market clients, while our focus tends to be on large clients in many geographies. A greater portion of our revenue and profitability is generated inside of North America, while Aon earns a larger share of its revenue internationally. Both organizations have strong Consulting businesses, albeit with a different mix of practices. The combination adds capabilities, tools, and resources to all our practices and the growth focus areas of both organizations are consistent.

Q.	How will the combination benefit our Consulting segment?

A.	This move accelerates our growth strategy and also addresses many of our current strategic priorities, including:

•	Expanding our global footprint

•	Adding brokerage capabilities

•	Growing our health management practice to take capitalize on health care reform and build out our global health management offer

•	Strengthening our foothold in the middle market

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Safe Harbor Statement

This communication contains certain statements related to future results, or states our intentions, beliefs and expectations or predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from either historical or anticipated results depending on a variety of factors. Potential factors that could impact results include: the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of stockholders of Hewitt Associates, Inc. (“Hewitt”) to approve the proposed merger; the failure of the stockholders of Aon Corporation (“Aon”) to approve the issuance of Aon common stock to Hewitt stockholders; the risk that the Aon and Hewitt businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; general economic conditions in different countries in which Aon and Hewitt do business around the world; changes in global equity and fixed income markets that could affect the return on invested assets; fluctuations in exchange and interest rates that could influence revenue and expense; rating agency actions that could affect Aon’s ability to borrow funds; funding of Aon’s various pension plans; changes in the competitive environment; changes in commercial property and casualty markets and commercial premium rates that could impact revenues; the outcome of inquiries from regulators and investigations related to compliance with the U.S. Foreign Corrupt Practices Act and non-U.S. anti-corruption laws; the impact of investigations brought by U.S. state attorneys general, U.S. state insurance regulators, U.S. federal prosecutors, U.S. federal regulators, and regulatory authorities in the U.K. and other countries; the impact of class actions and individual lawsuits including client class actions, securities class actions, derivative actions and ERISA class actions; the cost of resolution of other contingent liabilities and loss contingencies; and the ability to realize the anticipated benefits to Aon of the Benfield merger. Further information concerning Aon, Hewitt, and their business, including factors that potentially could materially affect Aon’s and Hewitt’s financial results, is contained in Aon’s and Hewitt’s filings with the Securities and Exchange Commission (the “SEC”). See Aon’s and Hewitt’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2009 and September 30, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Aon nor Hewitt undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy our securities or the solicitation of any vote or approval. This communication is being made in respect of the proposed transaction involving Aon and Hewitt. In connection with the proposed transaction, Aon and Hewitt will be filing documents with the SEC, including the filing by Aon of a registration statement on Form S-4, and Aon and Hewitt intend to mail a joint proxy statement regarding the proposed merger to their respective stockholders that will also constitute a prospectus of Aon. Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed by either Aon or Hewitt with the SEC when they become available because they will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Aon’s website at www.aon.com under the heading “Investor Relations” and then under the link “SEC Filings” and from Aon by directing a request to Aon at Aon Corporation, 200 E. Randolph Street, Chicago, Illinois 60601, Attention: Investor Relations, and by accessing Hewitt’s website at www.hewitt.com under the heading “Investor Relations” and then under the link “Reports & SEC Filings” and from Hewitt by directing a request to Hewitt at Hewitt Associates, Inc., 100 Half Day Road, Lincolnshire, Illinois 60069, Attention: Investor Relations.

Aon and Hewitt and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Aon’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2010. You can find information about Hewitt’s directors and executive officers in its definitive proxy statement filed with the SEC on December 16, 2009. Other information

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regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Aon and Hewitt using the contact information above.

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